Randstad North America
Legal Department
2015 South Park Place
Atlanta, Georgia 30339

randstad
work solutions™

06012710

SEC MAIL PROCESSING
RECEIVED
APR 18 2006
WASH., D.C. 213 SECTION

April 17, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
APR 21 2006
THOMSON
FINANCIAL

SUPPL

Re: Randstad Holding nv Rule 12g3-2(b)
File No.: 82-04956

Ladies and Gentlemen:

Randstad Holding nv has been granted an exemption by the Securities and Exchange Commission from the registration requirements of Section 12(g) of the Exchange Act. In furtherance of that exemption, I enclose English language versions of all press releases filed with the Amsterdam Exchange since November 8, 2005, the date of Randstad Holding, nv's last filing with the SEC.

I trust this information is sufficient to maintain the Rule 12g3-2(b) exemption. If not, or if there are any questions or concerns, please contact me at (770) 937-7114.

Very truly yours,

Steven J. Whitehead

Steven J. Whitehead
General Counsel

4/20

Enclosures

cc: Stef Witteveen (w/o enclosures)
Marianne Scholten (w/o enclosures)

Randstad completes acquisition Gamma Dienstverlening

Randstad Holding nv has completed its acquisition of Gamma Dienstverlening, as announced on November 22, 2005. Gamma Dienstverlening is specialized in payroll processing in the Dutch market and generated revenues of € 7 million in 2004.

This acquisition fits in the strategy of Randstad to meet the growing demand for professional and efficient support to the HR function.

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Randstad strengthens German number one position by taking over Bindan and Teccon

Randstad Holding nv announces that it has agreed to acquire the German staffing company Bindan GmbH and the related engineering secondment specialist Teccon GmbH. This acquisition complements Randstad's position in terms of geography and service offerings. Bindan plays a key role in developing the German staffing market and is the oldest staffing company in Germany. The transaction substantially strengthens Randstad's position, particularly in northern Germany. Bindan has a headcount of 350 corporate employees with approximately 90 staffing branches. Teccon is a leading supplier of engineering project teams in prestigious projects and employs around 450 people. It operates from 12 branches with nationwide coverage. The expected combined 2005 revenue of these two companies is € 148 million.

"This combination further strengthens our leadership position in the German market, fully in line with our ambitions to grow towards a market share of 20% as announced earlier," says Ben Noteboom, CEO Randstad Holding. "The emerging German flexible staffing market is of exceptional importance in Europe. We expect the amount of people working with some form of flexible contract to rise substantially, and therefore the German market has huge potential for growth. This enlarged footprint enables us to leverage our market coverage, our experience and our knowledge. Besides the geographical expansion in this fast growing market, this also extends our position in the segment of engineering professionals. This is an excellent match for Randstad Germany as well as for Yacht Germany."

Bindan
Founded in 1960, Bindan is a specialist for high-quality personnel services. They played a major role in the development of the market for these services in Germany. Bindan has been servicing the need for qualified professionals and general staffing in the north of Germany particularly but with a nationwide presence. The combined capacity of Randstad and Bindan will provide a denser footprint, a wider range of services and even higher expertise for our clients.

Teccon
Whether in the engineering offices of Teccon or at the client's locations, the technical know-how and qualified specialist teams have been active since 1988. Started as a spin-off from Bindan, they specialized in planning, development and construction management for engineering design projects. As is common in this segment, the necessary equipment such as CAD systems and other necessities are provided also for a total solution, at a fixed price if required. With Teccon and Yacht Germany together, Randstad will be a leader in this field in Germany.

Randstad Group in Germany
The Randstad Group is market leader in Germany with about 23,600 flexworkers (as per September 2005), 1,530 own employees, over 280 branches and a 2004 revenue of € 595 million (with revenue YTD Q3 2005 at € 561 million, representing a revenue growth of over 25%). Randstad offers its customers comprehensive services for all kinds of industries. In addition to customized temp services, outsourcing, personnel recruitment and in-house services Randstad provides specialized products such as call centers, engineering and IT-services, and also engineering project teams through Yacht Germany. Combined with Bindan and Teccon, Randstad will strengthen its position as an innovative market and quality leader and will consistently continue its growth strategy. Furthermore Randstad is eager to deliver solutions in order to reduce unemployment in Germany. In 2005 more than 8,000 new Randstad jobs have been created .

Footnote
This agreement is still subject to approval by the relevant German authorities, however we have no reason to expect unusual delays or complications as a result of this, nor are we aware of reasons to expect that such approval cannot be obtained.

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Randstad announces ProfCore management buyout

Randstad Holding nv announces it has reached an agreement with the management of ProfCore Business Services bv, one of the group companies, regarding a management buyout.

The core business of ProfCore is the secondment of employees with either a fixed or flexible labor contract and contracting activities in the industrial and logistics sector in Limburg (south of the Netherlands). The kind of services ProfCore provides do not fully fit Randstad's portfolio. ProfCore will now continue its activities as an independent company.

ProfCore employs 320 people and had a revenue of approximately EUR 15 million in 2005.

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Randstad completes acquisition of Bindan and Teccon

Randstad Holding nv has fully completed its acquisition of Bindan GmbH and Teccon GmbH as announced on January 10, 2006. The German Bundeskartellamt, which still had to agree to the acquisition, has given its approval.

This acquisition complements Randstad's position in terms of geography and service offerings and substantially strengthens Randstad's position, particularly in northern Germany.

The expected combined 2005 revenue of these two companies is € 148 million.

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FY results 2005: net income up 25%, driven by record revenue (up 15%)

A record number of 254,000 people put to work per day (average)

A record number of 254,000 people put to work per day (average)

Highlights fourth quarter 2005

- Q4 diluted earnings per ordinary share amounted to € 0.74. Adjusted for the one-off tax gain (€ 10.5 million), EPS increased by 48% to € 0.65 (Q4 2004 adjusted EPS: € 0.44)
- Organic revenue growth of 17%, accelerated throughout the quarter
- Investments in growth continued in Q4: 91 outlets and 10% FTE's were added compared to Q4 2004
- 4 acquisitions in: India, the UK, the Netherlands and Belgium

Highlights full year 2005

- Dividend proposal of € 0.84, an increase of 27% (2004: € 0.66)
- EBITA margin* improved to 4.5% from 3.9% in 2004; progressing to the strategic target of a 5-6% EBITA margin in 2007.
- On average, Randstad put a record of 254,000 people per day to work in 2005, almost 30,000 (13%) more than in 2004

Outlook first quarter 2006

- Diluted EPS** expected to amount to at least € 0.40, an increase of 67% compared to Q1 2005 (€ 0.24)

"It is great to see that with accelerating growth in the fourth quarter we've managed to close the year with the highest annual revenue in Randstad's history," says Ben Noteboom, CEO Randstad Holding. "We have managed to build on the momentum, and in Q4 our people delivered record revenue and record profit. They have done very well indeed. We have gained market share in almost all markets, and we are consistently delivering in line with our growth strategy. Another highlight is our 51% growth in HR Solutions, where we offer clients a broader range of HR services. We will keep investing to enable further growth, while maintaining a close eye on productivity. Looking forward, we expect another strong quarter in most of our markets including Germany, the Netherlands and Belgium."

In € million, based on IFRS	**Q4 2005**	Q4 2004	*change*	**Ytd 2005**	Ytd 2004	*Change*
Revenue	**1,836.6**	1,546.7	*19%*	**6,638.5**	5,764.2	*15%*
*Organic growth****			*17%*			*14%*
Gross margin	**21.7%**	21.6%		**21.2%**	21.1%	
Operating expenses	**303.0**	260.1	*16%*	**1,114.3**	992.6	*12%*
Operating profit	**95.4**	74.1	*29%*	**290.9**	225.6	*29%*
Net income	**85.6**	94.5	*-9%*	**241.9**	194.1	*25%*
Net income excl. one-off tax gain	**75.1**	50.5	*49%*	**231.4**	150.1	*54%*
In €						
Diluted earnings per ordinary share	**0.74**	0.82	*-10%*	**2.09**	1.68	*24%*
Diluted EPS excl. one-off tax gain	**0.65**	0.44	*48%*	**2.00**	1.30	*54%*

** EBITA margin: operating margin before amortization other intangible assets and impairment goodwill*

*** definition: diluted EPS before amortization of other intangible assets and restructuring charges*

**** Organic growth is measured excluding the impact of currency effects, acquisitions and transfers between segments*

Summary of Group financial performance in Q4 and full year 2005

Revenue

In Q4, revenue totaled € 1,836.6 million in Q4, up by 19% from the same quarter of 2004 (€ 1,546.7 million). Organic revenue growth amounted to 17% in Q4. revenue growth was positively impacted by acquisitions (1%) and currency effect (1%). Randstad outperformed all markets in which the company is active, except the US, with an exceptional strong performance in the Netherlands (+18%), Germany (+37%) and France (+20%). Randstad strengthened its leading position in Germany by growing significantly faster than the market. In the UK, Randstad developed in line with the market, which remained challenging. In the US growth slowed due to our focus on profitability over revenue growth.

Specialty revenue increased to 30.2% of total revenue in Q4 (28.4% for the full year), meeting our strategic target set for 2007 for the first time. HR Solutions contributed particularly well with revenue amounting to € 137.1 million for the full year, showing growth of 51%.

Full year revenue increased by 15% to € 6,638.5 million (2004: € 5,764.2 million), demonstrating an accelerating organic growth trend throughout the year, arriving at 14%. Acquisitions contributed 1% to full year growth whilst the currency effect was almost neutral.

Gross profit

In Q4 group gross profit increased by 19% to € 398.4 million compared to the same quarter of 2004 (€ 334.2 million). The currency effect was a positive of 1%. Gross profit included positive non-recurring items (€ 10 million), mainly related to releases of provisions and accruals in the Netherlands. These releases are the result of reduced risks. Excluding non-recurring items, gross margin came in at 21.1% (Q4 2004: 21.6%). Gross margin development in Q4 was impacted by vacation days and fewer working days (Yacht and Germany). Furthermore, last year Q4 was positively impacted by releases of idle time related accruals in Germany. Gross margin remained stable at 21.2% for the full year (2004: 21.1%). North America showed a notable improvement from 18.2% in 2004 to 19.0% in 2005, reflecting our strategy initiated in the first half of 2005.

Operating expenses

To keep up with future growth opportunities, Randstad continued to invest in capacity (corporate employees, units and outlets). By year-end 2005 , 91 outlets (4%) were added and the number of FTEs increased by 10% to 13,430 (average) compared to year-end 2004, mainly in Germany, the Netherlands and Belgium. The roll-out of our specialty units, 471 by now, is progressing well towards our target (500 by 2007). This acceleration in execution means that a relatively large number of units is in their development phase and as such not yet meeting productivity targets. Our main focus has been to use existing office space in our branches. The current growth momentum requires a continuation of our investments in capacity in order to take full advantage, although even more emphasis will be put on improving productivity. In Q4, operating expenses increased by 16% to € 303.0 million (Q4 2004: € 260.1 million) arriving at 16.5% of total revenue (Q4 2004: 16.8%).The increase in operating expenses was partly due to acquisitions (1%) and currency effects (1%). Operating expenses were impacted by non-recurring items in Q4 of approximately € 7 million in total, mainly related to an impairment charge on goodwill related to Thuiszorg Perfect (acquired in 2003). The market conditions in which this Dutch company operates deteriorated due to changes in the regulatory environment.

For the full year, operating expenses amounted to 16.8 % of Group revenue (2004: 17.2%).

Operating profit

Operating profit in the fourth quarter was € 95.4 million, 29% higher than in Q4 2004, resulting in an operating margin of 5.2% (Q4 2004: 4.8%). For the full year, operating profit increased by 29% to € 290.9 million compared with € 225.6 million in 2004, representing an improved operating margin from 3.9% to 4.4%.

Net income

Net income amounted to € 85.6 million in Q4 2005, including an one-off tax gain of € 10.5 million. Randstad's tax structure enabled the company to benefit significantly from the further downward adjustment of the corporate income tax rate in the Netherlands (in three steps to 29.1%). Adjusting for one-off tax effects in 2004 (€ 44 million) and 2005, net income increased by 49%. The effective tax rate for the full year was 14.1% (2004: 9.6%). Full year net income amounted to € 241.9 million, an increase of 25% compared with 2004 (€ 194.1 million).

The transfer of Randstad's 'corporate treasury center' to Belgium has been realized as per January 1, 2006.

Cash flow

Cash flow from operations (before operating working capital) was € 317.5 million for the full year 2005, at approximately the same level as 2004. Last year's cash flow from operations was impacted by a high receipt of corporate income taxes. DSO (moving average)improved slightly from 54 days in 2004 to 53 days in 2005.Investments in property, plant & equipment and software amounted to € 62.0 million, consisting of investments in IT branch refurbishments and house style (2004: € 43.4 million). Total capital expenditure was above the level of depreciation and amortization of software (€ 40.1 million). Acquisitions, which took place mainly in the 4th quarter, negatively impacted the net cash position by € 34.3 million. Combined with higher dividend payments in 2005, the net increase in cash and cash equivalents and current borrowings amounted to € 64.9 million. Overall, a net cash position of € 206.0 million resulted at year-end 2005 (2004: € 149.0 million).

Acquisitions

Randstad announced a number of acquisitions in 2005. The acquisition of the Dutch company Hageweld, completed in June 2005, strengthened the position in the technical specialties market. EmmayHR, a provider in recruitment, selection and training, gave Randstad a foothold in the Indian market. London-based financial recruitment company Martin Ward Anderson gave Randstad access to the recruitment market in the UK. The acquisitions of EmmayHR and Martin Ward Anderson were completed in December 2005. In addition, Randstad acquired the remaining shares of Yacht Germany.

Furthermore, Randstad announced a number of acquisitions that took effect in January 2006. The acquisition of Gamma Dienstverlening in the Netherlands and career development company Galilei in Belgium, as well as the alliance with the Belgian company ASS (2005), strengthened Randstad's position in the field of HR Solutions. Randstad reinforced its leading German position by acquiring Bindan and Teccon in January 2006. .

Fourth quarter by segment

Mass-customized Europe: solid organic revenue growth of 19%

The organic revenue growth amounted to 19% in Q4, with gross margin developing in line. Except for the UK, all operations outperformed the market with a particular strong performance in the Netherlands, Germany and France. The commercial refocus of Tempo-Team paid off, as the last month of the year ended on par with market growth. Randstad continued to invest in its capacity to support future growth, whilst overall productivity improved. Operating profit increased by 22% from € 64.1 million in Q4 2004 to € 78.3 million in Q4 2005, representing an improved operating margin of 6.4% compared with 6.0% in Q4 2004. For the full year, operating margin improved to 5.6% (2004: 5.3%), with total revenue arriving at € 4,470.1 million.

Mass-customized and In-house services North America: focus on profitability continues

In the US, organic growth remained stable at 6% in Q4, reflecting our focus on improving profitability over revenue growth. Measures to improve profitability continued in the fourth quarter. These included a limited reduction of the number of branches and a decrease in corporate staff (mainly headquarters). Our commercial refocus resulted in an increase in gross margin from 18.4% in Q4 2004 to 19.2% in Q4 2005. The operating margin improved from 1.8% n Q4 2004 to 2.4% in Q4 2005.

In-house services Europe: further improvement in productivity and operating margin

Organic revenue growth amounted to 14%, with revenue increasing to € 203.7 million in Q4 (Q4 2004: € 136.3 million). The gross margin improved from 13.0% to 13.9%, reflecting the slightly easing pricing pressure in the Netherlands and a change in country mix. Also the operating margin improved from 3.9% to 4.4%, mainly as a result

of improved productivity and ongoing cost control. Especially Belgium and Germany showed a good performance. As a result of revenue catching up with market growth and increased productivity, Capac in the Netherlands improved its performance in Q4.

Yacht interim professionals: operating margin improved to 7.7% in Q4
Yacht revenue grew by 33% in Q4 2005 compared to Q4 2004 and amounted to € 84.2 million (Q4 2004: € 63.1 million). Next to Finance and IT, in particular the relatively new and smaller competences performed well, such as Legal and HRM. Gross margin decreased from 30.6% in Q4 2004 to 27.1% in Q4 2005, negatively influenced by the effect of vacation days, fewer working days and the increasing share of freelancers. Furthermore, the intake of interim professionals continued to meet future demand. The operating profit improved by 38% to € 6.5 million (from € 4.7 million in Q4 2004), representing an operating margin of 7.7% (Q4 2004: 7.4%).

Other developments On November 18, 2005, dividend on the preferred shares has been reset; as from this date, dividend amounts to € 7.2 million annually (previously € 8.6 million), representing a dividend yield of 4.3% (was 5.2%). For the year 2005 the dividend is calculated pro rata: € 8.4 million (€ 0.33 per preferred share).

Dividend A dividend of € 0.84 per ordinary share will be proposed to the shareholders, increase of 27% (2004: € 0.66), representing a pay out of 40%.

Outlook Randstad provide its outlook on the basis of diluted earnings per share before amortization of other intangible assets as of this date. Other intangible assets reflect the assumed value of customer relations, brand names and flexworker databases of acquired companies.

The first quarter is traditionally the slowest quarter of the year. Given current market trends, we anticipate diluted earnings per ordinary share based on the above mentioned definition, excluding restructuring charges, to amount to at least € 0.40, an increase of 67% compared to Q1 2005 (EPS: € 0.24).

Randstad will start the integration of the acquired German company Bindan into Randstad Germany in 2006. The first quarter is expected to be impacted by a limited amount of restructuring charges.

Given current developments and the geographical mix of results, the effective tax rate in 2006 is expected to be in the range of 16-19%.

Financial calendar 2006-2007
Please note that we have adjusted our financial calendar for 2006

Publication first quarter results 2006	April 26, 2006
Publication second quarter results 2006	July 28, 2006
Publication second quarter results 2006	October 27, 2006
Publication fourth quarter and full year results 2006	February 15, 2007

Conference call
Today, at 13.00 CET, Randstad Holding will host a conference call for analysts. The dial in number is + 31 (0)20 713 27 89. You can listen to the conference through real time audio webcast. A replay of the presentation and the Q & A will also be available on our website as of today 18.00 CET. The link is: http://www.randstad.com/holding/investor-relations/presentations.xml

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions,

a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe, North America and Asia. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany, Poland and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht, Capac Inhouse Services, Tempo-Team and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS, Bloomberg: RAND NA) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstad.com.

Consolidated income statement
(unaudited)

In millions €	Three months ended December 31 2005	2004	Change 2005/2004	Twelve months ended December 31 2005	2004	Change 2005/2004
Revenue	**1,836.6**	1,546.7	19%	**6,638.5**	5,764.2	15%
Cost of services	**1,438.2**	1,212.5		**5,233.3**	4,546.0	
Gross profit	**398.4**	334.2	19%	**1,405.2**	1,218.2	15%
Selling expenses	**206.1**	178.2		**771.6**	686.3	
General and administrative expenses	**96.9**	81.9		**342.7**	306.3	
Total operating expenses	**303.0**	260.1	16%	**1,114.3**	992.6	12%
Operating profit	**95.4**	74.1	29%	**290.9**	225.6	29%
Dividend preferred shares	**-1.9**	-2.1 *		**-8.4**	-8.6 *	
Financial income and expenses	**-0.1**	-0.4		**-0.8**	-2.2	
Net finance costs	**-2.0**	-2.5		**-9.2**	-10.8	
Income before taxes	**93.4**	71.6	30%	**281.7**	214.8	31%
Taxes on income	**-7.8**	22.9		**-39.8**	-20.7	
Net income	**85.6**	94.5	-9%	**241.9**	194.1	25%
Earnings per share to the equity holders of Randstad Holding nv (expressed in € per ordinary share):						
- basic earnings per ordinary share	**0.74**	0.82		2.10	1.68	
- diluted earnings per ordinary share	**0.74**	0.82		2.09	1.68	

** The 2004 figures have been adjusted for purposes of comparison in respect of dividend preferred shares, following the classification of this dividend in 2005 under net finance costs in the income statement.*

Information by segment
(unaudited)

In millions €	Three months ended December 31 2005	2004	Change 2005/2004	Organic growth *
Revenue				
Mass-customized Europe	1,231.8	1,072.4	15%	19%
Mass-customized North America	272.1	268.1	2%	8%
In-house services Europe	203.7	136.3	49%	14%
In-house services North America	50.5	12.2	314%	-2%
Yacht	84.2	63.1	33%	33%
Eliminations	-5.7	-5.4		
Total revenue	1,836.6	1,546.7	19%	17%
Gross profit				
Mass-customized Europe	285.9	245.6	16%	19%
Mass-customized North America	55.5	50.2	11%	12%
In-house services Europe	28.3	17.7	60%	14%
In-house services North America	6.3	1.4	350%	1%
Yacht	22.8	19.3	18%	18%
Eliminations	-0.4	0.0		
Total gross profit	398.4	334.2	19%	17%
Operating profit				
Mass-customized Europe	78.3	64.1	22%	27%
Mass-customized North America	6.5	5.0	30%	58%
In-house services Europe	9.0	5.3	70%	13%
In-house services North America	1.1	0.1	-	-
Yacht	6.5	4.7	38%	38%
Corporate	-6.0	-5.1		
Total operating profit	95.4	74.1	29%	28%

In millions €	Twelve months ended December 31 2005	2004	Change 2005/2004	Organic growth *
Revenue				
Mass-customized Europe	4,470.1	3,976.1	12%	15%
Mass-customized North America	992.6	1,050.5	-6%	9%
In-house services Europe	720.8	484.3	49%	15%
In-house services North America	188.4	42.6	342%	1%
Yacht	288.3	226.1	28%	28%
Eliminations	-21.7	-15.4		
Total revenue	6,638.5	5,764.2	15%	14%
Gross profit				
Mass-customized Europe	1,002.1	889.4	13%	15%
Mass-customized North America	201.6	193.8	4%	14%
In-house services Europe	101.2	64.0	58%	13%
In-house services North America	22.4	5.1	339%	1%
Yacht	78.9	66.0	20%	20%
Eliminations	-1.0	-0.1		
Total gross profit	1,405.2	1,218.2	15%	14%
Operating profit				
Mass-customized Europe	249.6	209.3	19%	24%
Mass-customized North America	14.3	9.7	47%	156%
In-house services Europe	26.8	16.1	66%	11%
In-house services North America	4.8	0.1	-	-
Yacht	18.9	11.6	63%	63%
Corporate	-23.5	-21.2		
Total operating profit	290.9	225.6	29%	29%

** Organic growth is measured excluding the impact of currency effects, acquisitions and transfers between segments.*

Information by geography
(unaudited)

In millions €	Three months ended December 31 2005	2004	Change 2005/2004	Organic growth *
Revenue				
Netherlands	**688.4**	582.7	18%	18%
Germany	**226.7**	165.6	37%	37%
Belgium/Luxembourg	**210.8**	184.3	14%	12%
France	**124.9**	104.2	20%	20%
Spain	**110.3**	96.9	14%	14%
United Kingdom	**51.3**	52.4	-2%	-3%
Italy	**54.8**	45.0	22%	22%
Other European countries	**46.7**	35.3	32%	31%
North America	**322.6**	280.3	15%	6%
India	**0.1**	-	-	-
Total revenue	**1,836.6**	1,546.7	19%	17%
Gross profit (% of revenue)				
Netherlands	**25.5%**	25.0%		
Germany	**25.7%**	28.9%		
Belgium/Luxembourg	**19.4%**	19.2%		
France	**13.8%**	14.4%		
Spain	**16.8%**	15.3%		
United Kingdom	**17.0%**	17.7%		
Italy	**15.5%**	18.0%		
Other European countries	**18.3%**	19.0%		
North America	**19.2%**	18.4%		
India	-	-		
Total	**21.7%**	21.6%		

	Twelve months ended December 31 2005	2004	Change 2005/2004	Organic growth *
Revenue				
Netherlands	**2,457.6**	2,163.8	14%	14%
Germany	**787.8**	616.1	28%	28%
Belgium/Luxembourg	**795.2**	675.8	18%	16%
France	**469.2**	402.6	17%	17%
Spain	**415.1**	385.2	8%	8%
United Kingdom	**184.3**	179.9	2%	3%
Italy	**187.6**	154.6	21%	21%
Other European countries	**160.6**	93.1	73%	32%
North America	**1,181.0**	1,093.1	8%	8%
India	**0.1**	-	-	-
Total revenue	**6,638.5**	5,764.2	15%	14%
Gross profit (% of revenue)				
Netherlands	**24.8%**	24.9%		
Germany	**25.1%**	26.7%		
Belgium / Luxembourg	**18.3%**	17.9%		
France	**13.8%**	13.7%		
Spain	**16.4%**	15.2%		
United Kingdom	**17.9%**	18.7%		
Italy	**17.1%**	18.2%		
Other European countries	**18.8%**	19.6%		
North America	**19.0%**	18.2%		
India	-	-		
Total	**21.2%**	21.1%		

** Organic growth is measured excluding the impact of currency effects, acquisitions and transfers between segments.*

Consolidated balance sheet
(unaudited)

In millions €	December 31, 2005	December 31, 2004
Property, plant and equipment	99.3	79.3
Intangible assets	111.3	81.1
Deferred income tax assets	339.7	336.2
Financial receivables	4.9	8.7
Non-current assets	555.2	505.3
Trade and other receivables	1,289.3	1,062.7
Income tax receivables	3.2	11.0
Cash and cash equivalents	453.8	369.8
Current assets	1,746.3	1,443.5
Total assets	2,301.5	1,948.8
Equity and liabilities		
Issued capital	11.6	14.1
Share premium	384.7	548.0
Reserves	139.9	-55.0
Shareholders' equity	536.2	507.1
Preferred shares	165.8	-
Borrowings	130.5	130.4
Deferred income tax liabilities	357.4	366.2
Provisions	34.6	39.0
Non-current liabilities	688.3	535.6
Trade and other payables	899.0	768.3
Income tax liabilities	27.9	1.8
Borrowings	117.3	90.4
Provisions	32.8	45.6
Current liabilities	1,077.0	906.1
Total equity and liabilities	2,301.5	1,948.8

Consolidated cash flow statement (unaudited)

	Three months ended December 31		Twelve months ended December 31	
In millions €	**2005**	2004	**2005**	2004
Net income	**85.6**	94.5 *	**241.9**	194.1 *
Taxes on income	**7.8**	-22.9	**39.8**	20.7
Net finance costs	**2.0**	2.5 *	**9.2**	10.8 *
Operating profit	**95.4**	74.1	**290.9**	225.6
Depreciation property, plant and equipment	**6.0**	6.9	**26.1**	29.4
Amortization software	**5.3**	3.1	**14.0**	12.0
Amortization other intangible assets	**1.2**	0.5	**3.4**	0.8
Impairment goodwill	**4.8**	-	**4.8**	-
Share-based payments	**0.0**	0.5	**4.3**	1.6
Provisions	**-20.3**	0.5	**-22.1**	-16.2
Income taxes received / (paid)	**4.0**	-3.4	**-3.9**	69.6
Cash flow from operations before operating working capital	**96.4**	82.2	**317.5**	322.8
Trade and other receivables	**-8.4**	50.3	**-187.3**	-177.8
Trade and other payables	**31.5**	-8.5	**108.0**	119.7
Operating working capital	**23.1**	41.8	**-79.3**	-58.1
Net cash flow from operating activities	**119.5**	124.0	**238.2**	264.7
Purchases of property, plant and equipment	**-15.4**	-10.7	**-48.4**	-27.2
Purchases of software	**-3.5**	-5.2	**-13.6**	-16.2
Acquisition of subsidiaries, adjusted for net cash acquired	**-32.1**	-24.2	**-34.3**	-29.6
Disposals of property, plant and equipment	**1.4**	0.3	**4.1**	4.9
Financial receivables	**-0.5**	4.2	**0.0**	3.7
Repayment from participation	**-**	0.4	**-**	0.4
Net cash flow from investing activities	**-50.1**	-35.2	**-92.2**	-64.0
Free cash flow	**69.4**	88.8	**146.0**	200.7
Re-issue of purchased ordinary shares	**0.5**	-	**2.7**	0.8
Proceeds from non-current borrowings	**0.1**	7.0	**0.1**	7.3
Repayments on non-current borrowings	**-**	-	**-**	-0.6
Financing	**0.6**	7.0	**2.8**	7.5
Financial income and expenses received / (paid)	**0.5**	0.0	**0.9**	-0.6
Dividend paid on ordinary shares	**-**	-	**-76.2**	-28.8
Dividend paid on preferred shares B	**-**	-	**-8.6**	-8.6
Reimbursement to financiers	**0.5**	0.0	**-83.9**	-38.0
Net cash flow from financing activities	**1.1**	7.0	**-81.1**	-30.5
Net increase in cash and cash equivalents and current borrowings	**70.5**	95.8	**64.9**	170.2
Cash and cash equivalents and current borrowings at begin of period	**268.1**	179.7	**279.4**	105.3
Net increase in cash and cash equivalents and current borrowings	**70.5**	95.8	**64.9**	170.2
Translation (losses) / gains	**-2.1**	3.9	**-7.8**	3.9
Cash and cash equivalents and current borrowings at end of period	**336.5**	279.4	**336.5**	279.4

** The 2004 figures have been adjusted for purposes of comparison in respect of dividend preferred shares, following the classification of this dividend in 2005 under net finance costs in the income statement.*

Consolidated statement of changes in shareholders' equity
(unaudited)

In millions €	Three months ended December 31 2005	2004
October 1	445.9	430.7
Net income for the period	85.6	94.5 *
Dividend preferred shares	-	2.1
	85.6	96.6
Translation differences	4.2	-12.1
Total recognized income	89.8	84.5
Re-issue of purchased ordinary shares	0.5	-
Dividend preferred shares	-	-8.6
Share-based payments	0.0	0.5
December 31	536.2	507.1

In millions €	Twelve months ended December 31 2005	2004
Value at December 31 previous year	507.1	348.7
Adjustments IAS 32 and 39:		
Preferred shares	-165.8	-
Other	-2.5	-
Value at January 1	338.8	348.7
Movements in the period:		
Net income for the period	241.9	194.1 *
Dividend preferred shares	-	8.6
	241.9	202.7
Translation differences	24.7	-9.3
Total recognized income	266.6	193.4
Dividend paid on ordinary shares	-76.2	-28.8
Dividend preferred shares	-	-8.6
Share-based payments	4.3	1.6
Re-issue of purchased ordinary shares	2.7	0.8
Value at December 31	536.2	507.1

** The 2004 figures have been adjusted for purposes of comparison in respect of dividend preferred shares, following the classification of this dividend in 2005 under net finance costs in the income statement.*

Key ratios, EPS calculations and other information (unaudited) In millions €

Balance sheet	**December 31, 2005**	December 31, 2004
Operating working capital *	**398.7**	303.0
Borrowings (excluding preferred shares)	**247.8**	220.8
Net cash (excluding preferred shares)	**206.0**	149.0

Income **statement**	**Three months ended December 31**	
	2005	2004
Gross margin	**21.7%**	21.6%
Operating margin	**5.2%**	4.8%
Operating margin before amortization other intangible assets and impairment goodwill (EBITA margin)	**5.5%**	4.8%
EBITDA margin	**6.1%**	5.5%
Net margin	**4.7%**	6.1%
EPS calculation		
Net income for ordinary shareholders	**85.6**	94.5
Amortization other intangible assets and impairment goodwill (after taxes)	**5.6**	0.3
Net income before amortization other intangible assets and impairment goodwill	**91.2**	94.8
Earnings per ordinary share (EPS)	**0.74**	0.82
Average number of ordinary shares outstanding (mln)	**115.5**	115.3
Diluted EPS	**0.74**	0.82
Diluted EPS before amortization other intangible assets and impairment goodwill	**0.79**	0.82
Average diluted number of ordinary shares outstanding (mln)	**116.1**	115.9
Split up operating expenses		
Personnel expenses	**205.8**	176.2
Depreciation property, plant and equipment	**6.0**	6.9
Amortization software	**5.3**	3.1
Amortization other intangible assets and impairment goodwill	**6.0**	0.5
Other operating expenses	**79.9**	73.4
Total operating expenses	**303.0**	260.1

Income statement	**Twelve months ended December 31**	
	2005	2004
Gross margin	**21.2%**	21.1%
Operating margin	**4.4%**	3.9%
Operating margin before amortization other intangible assets and impairment goodwill (EBITA margin)	**4.5%**	3.9%
EBITDA margin	**5.1%**	4.6%
Net margin	**3.6%**	3.4%
EPS calculation		
Net income for ordinary shareholders	**241.9**	194.1
Amortization other intangible assets and impairment goodwill (after taxes)	**7.2**	0.6
Net income before amortization other intangible assets and impairment goodwill	**249.1**	194.7
Earnings per ordinary share (EPS)	**2.10**	1.68
Average number of ordinary shares outstanding (mln)	**115.4**	115.3
Diluted EPS	**2.09**	1.68
Diluted EPS before amortization other intangible assets and impairment goodwill	**2.15**	1.68
Average diluted number of ordinary shares outstanding (mln)	**116.0**	115.8
Split up operating expenses		
Personnel expenses	**759.6**	666.8
Depreciation property, plant and equipment	**26.1**	29.4
Amortization software	**14.0**	12.0
Amortization other intangible assets and impairment goodwill	**8.2**	0.8
Other operating expenses	**306.4**	283.6
Total operating expenses	**1,114.3**	992.6

** Operating working capital is defined as trade and other receivables minus trade and other payables plus dividend payable preferred shares.*

Accounting principles

The consolidated financial statements 2005 of Randstad Holding nv are prepared based on International Financial Reporting Standards (IFRS). Based on the standards and interpretations issued, as adopted by the European Union, the impact of IFRS on the Randstad financial statements has been determined. The final impact does not deviate from

the (preliminary) overview of the impact as included in the annual report 2004 of Randstad Holding nv and as published since early 2005 on the corporate website (http://www.randstad.com/holding/investor-relations/*). In the financial information of the fourth quarter and full year results 2005 the changes in accounting principles due to IFRS have been included; the comparative figures 2004 have been adjusted accordingly. A summary of the changes and impact of IFRS is as follows.

Randstad Holding has applied IFRS 1 in preparing the financial information; Randstad has applied the mandatory exceptions and has elected the following exemptions offered by IFRS at transition date, January 1, 2004:

- Business combinations: IFRS 3 was not applied to acquisitions prior to transition date. The book value of goodwill is not restated in the IFRS opening balance sheet at January 1, 2004.
- Share-based payments: IFRS 2 is applied on stock options granted after November 7, 2002, and which have not yet vested per January 1, 2005.
- Employee Benefits: all cumulative actuarial gains and losses at transition date are recognized.
- Financial Instruments applicable to financial assets and liabilities, derivatives and hedge relationships: IAS 32 and IAS 39 are applied as from January 1, 2005; Dutch GAAP is applied to the comparative information 2004. The adjustments required for the difference between IFRS and Dutch GAAP are determined and recognized as per January 1, 2005.
- Cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS.
- The other exemptions in IFRS 1 are not applicable to Randstad Holding nv.

Changes in accounting principles compared to those applied up to and including 2004:

- Goodwill will not be amortized as from January 1, 2004, and will annually be tested on impairment. Amortization of goodwill during 2004, of acquisitions prior to January 1, 2004, has been reversed. For acquisitions as from January 1, 2004, assets and liabilities, including identifiable intangible assets and liabilities, will be accounted for at fair value; the remainder of the purchase price is accounted for as goodwill. Identified intangibles are amortized systematically.
- The fair value of stock options granted after November 7, 2002, and which have not yet vested per January 1, 2005, are recognized as expenses during the vesting period. The fair value of the stock options is based on a binomial valuation model.
- All cumulative actuarial gains and losses of the defined benefit obligations have been recognized per transition date. The corridor approach is applied to later gains and losses. The net periodic pension costs are recognized as expenses in the income statement.
- Provisions and other: a provision for expected site restoration costs ('dilapidation costs') has been recognized as from transition date; other issues are not of any material importance.
- As from January 1, 2005 cumulative preferred shares type B (amounting to € 165.8 million) are accounted for as debt instead of as equity; dividend on these shares is included in net income as financial expenses.
- Other Financial Instruments: Long-term receivables are valued at amortized cost as from January 1, 2005.
- The presentation in the financial statements has been adjusted to IFRS.

Impact of IFRS compared to former accounting principles on Equity 2004 and Net income 2004 is as follows (in millions of €):

	Equity		Net income	
	January 1, 2004	December 31, 2004	Q4 2004	Full year 2004
Based on Dutch GAAP	353.8	507.5	95.0	199.6
Net effects, after taxes:				
- Employee benefits	-1.3	-0.6	+0.3	+0.7
- Business combinations	-1.4	+3.0	+1.8	+4.4
- Share-based payments	-0.1	-0.2	-0.4	-1.7
- Dividend on preferred shares	-	-	-2.1	-8.6
- Provisions and other	-2.3	-2.6	-0.1	-0.3
- Total net effect	-5.1	-0.4	-0.5	-5.5
Based on IFRS	348.7	507.1	94.5	194.1

The impact of IFRS on Equity per January 1, 2005, due to the application of IAS 32 and IAS 39 as from January 1, 2005, is as follows (in millions):

Equity per December 31, 2004	€ 507.1
Less:	
- Preferred shares	-165.8
- Long-term receivables	- 2.5
Equity per January 1, 2005	€ 338.8

The impact of IAS 32 and 39 on the net income Ytd December 31, 2005 is mainly the classification of dividend on the preferred shares as financial expenses (€ 8.4 million); for comparison purposes the presentation in the 2004 figures has been adjusted (€ 8.6 million). The impact of other financial instruments on the net income Ytd December 31, 2005 amounts to € 0,2 million positive.

* The information on the corporate website has been updated as per May 4, 2005.

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Randstad completes sale of PL Services

Randstad Holding nv announces that it has fully completed the sale of the business and assets of PL Services to a subsidiary of Sterling Bancorp, effective as of the close of business March 31st 2006. This transaction was initially published on March 20, 2006.

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Randstad acquires 57% of Indian staffing company Team4U

Randstad Holding nv announces it has agreed with shareholders of Team HR Services Private Limited, operating under the brand name Team4U, to purchase 57% of the company's shares, with the option to purchase the remainder of the shares over the coming two years. Team4U provides a solid platform to further strengthen Randstad's position in the growing Indian market, and fits with our overall growth strategy to establish a presence in the region.

"Team4U helps Randstad expand its Indian business. This gives us a head start in entering the rapidly growing staffing market thanks to their market share of some 10%," says Ben Noteboom, CEO Randstad Holding. "Team4U is a well-managed company that has experienced excellent growth over the past years, now being the fourth largest staffing company in India. We are delighted to benefit from the managerial and commercial strengths of Team4U. This will allow us to further leverage our position in India, which we first established with our majority stake in the Indian recruitment company EmmayHR in December 2005."

"Randstad's expertise in staffing will enhance our capabilities for serving our clients," says Abhinav Dhawan, president and director of Team4U. "With Randstad as a strong partner, we will be in an even better position to continue our path of profitable growth."

Team4U provides staffing and HR solutions services, with payroll management services forming an important part of the service offering. Headquartered in Delhi, Team4U has offices in nine other major Indian cities, including Mumbai, Bangalore and Kolkata. The business of Team4U has grown exponentially since its start three years ago, with a 2005 revenue of around € 15 million*). Team4U has a permanent staff of over 90 employees. For more information on Team4U, please visit www.team4u.co.in.

The staffing and recruitment services market in India is still relatively small, but rapidly developing. Randstad already established a position in the Indian recruitment market by obtaining 51% of the shares of EmmayHR in December 2005. The current transaction with Team4U provides Randstad access to the Indian staffing market.

The transaction is expected to have no material effect on Randstad's earnings per share.

*) Team4U has a fiscal year running from April 2005 to March 2006. Therefore the 2005 figures are preliminary.

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